Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



The following is the response to a question received by RGS Energy Group, Inc. which was distributed via email to all employees and stored in an employee database.

QUESTION:

I've heard rumors that one of our filings contained layoff estimates (approximately 300) in relation to how many people will be reduced due to the merger. Is this true, and if so, will these be involuntary layoffs?


Background:
     The question references information contained in the Section 70 Filing that was made with the Public Service Commission (PSC) March 23, 2001.

     The Section 70 Filing includes testimony from a consulting firm, which provides estimates on a range of potential cost savings measures that could be taken advantage of after the merger. Some of the theoretical examples cited by the consultant include the possible reduction of certain positions at RG&E and NYSEG.

Key Facts to Remember:
     First and foremost, it is very important to note that there are no layoffs planned as a result of the merger. Both RG&E and NYSEG have ongoing cost reduction programs and, historically, have used reduced hiring and attrition to minimize any impact on employees.

     The estimates provided by the consultant are simply a hypothetical overview, based on the consulting firm's experience with mergers, of where we might be able to produce savings. These are simply estimates, which are developed by comparing our current ways of doing business with that of other companies. We will not begin to make changes in our business practices until after the merger is approved, and then the changes are expected to be in accordance with our commitment of no planned layoffs as a result of the combination. Any specific numbers for positions that might be reduced, such as 300 referenced in the Section 70 PSC Filing, are only estimates.

     After the merger is complete, there will be approximately 5,000 employees between RG&E and NYSEG. At RG&E alone, over the next 4 years, approximately 350 employees will reach retirement age. In addition, approximately 50-60 employees voluntarily choose to leave RG&E each year. NYSEG has similar demographics and should expect similar turnover during this time frame. As you can see, there should be tremendous voluntary turnover at both organizations in the upcoming years. Our biggest challenge will be filling vacancies created as a result of this voluntary turnover.

     As employees choose to retire or leave RG&E and NYSEG, some open positions may not be filled. And, in some areas, there may be reduced hiring. It is our intention to implement any reduction of positions in this manner.

     There are currently no plans for involuntary layoffs resulting from the combination. Any reductions that may take place are expected to be achieved through voluntary turnover, retirements and reduced hiring, and will take place over time at both RG&E and NYSEG.

     Please contact Bill Thomas at ext. 8375 if you have additional questions or concerns.

                                      * * *

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS' and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS and Energy East and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS' and Energy East's most recent report filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, RGS and Energy East have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy/statement prospectus and other documents filed by RGS and Energy East with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of RGS' filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue,

Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.